3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John M. Ford

direct dial:  215.981.4009

direct fax:  215.981.4750

fordjm@pepperlaw.com

April 6, 2011

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Equinox Funds Trust 1940 Act File No. 811-22447 1933 Act File No. 333-168569

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”), Equinox Funds Trust (the “Trust”) is hereby transmitting for filing Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).  The Amendment is being filed to register for offering and sale ten (10) new series of the Trust (each, a “New Fund”) listed hereto on Appendix A.  Upon effectiveness of the Amendment, each New Fund will offer Class I shares.

If you have any questions or if there is any way we can facilitate your review of the Amendment, please contact the undersigned (telephone number: 215.981.4009) or John P. Falco, Esq. of this office (telephone number: 215.981.4659).

Very truly yours,
/s/ John M. Ford
John M. Ford

cc:	Mr. Robert Enck John P. Falco, Esq.

APPENDIX A

NEW FUNDS

Equinox Abraham Strategy Fund

Equinox Cantab Strategy Fund

Equinox Chesapeake Strategy Fund

Equinox Crabel Two Plus Strategy Fund

Equinox Eclipse Strategy Fund

Equinox John Locke Strategy Fund

Equinox Mesirow Strategy Fund

Equinox QCM Strategy Fund

Equinox QIM/WNTN Strategy Fund

Equinox Tiverton Strategy Fund